UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

Venator Materials PLC
(Name of Issuer)

Common Stock
Title of Class of Securities)

G9329Z100
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9329Z100

1	NAMES OF REPORTING PERSONS
CVC Credit Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
52,194

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
52,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,194

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. G9329Z100

1	NAMES OF REPORTING PERSONS
CVC Credit Partners U.S. CLO Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
52,194

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
52,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,194

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. G9329Z100

1	NAMES OF REPORTING PERSONS
CVC Credit Partners Investment Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
52,194

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
52,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,194

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. G9329Z100

1	NAMES OF REPORTING PERSONS
CVC Credit Partners Group Holding Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
52,194

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
52,194

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
52,194

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

Item 1(a).	Name of Issuer:

 Venator Materials PLC

Item 1(b).	Address of Issuer's Principal Executive Offices:

Titanium House, Hanzard Drive, Wynyard Park, Stockton-On-Tees TS22 5FD, United Kingdom

Item 2(a).	Name of Person Filing:

Each of the following is herinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons."

1.     CVC Credit Partners, LLC

2.     CVC Credit Partners U.S. CLO Management LLC

3.     CVC Credit Partners Investment Management Limited

4.     CVC Credit Partners Group Holding Foundation

This statement is filed by CVC Credit Partners, LLC (“CVC Credit US”) on behalf of and jointly with CVC Credit Partners Group Holding Foundation (“CVC Credit Foundation”), CVC Credit Partners Investment Management Limited (“CVC Credit UK”), and CVC Credit Partners U.S. CLO Management LLC (“CVC Credit CLO Management”, and together with CVC Credit US and CVC Credit UK, the “Advisers”).  The Advisers act as investment advisers to investment vehicles that own shares of common stock in the issuer (the “Reported Securities”).

CVC Credit US is a wholly owned subsidiary of CVC Credit UK.  The majority of interests in CVC Credit UK are ultimately held by CVC Credit Foundation. CVC Credit CLO Management is owned by CVC Credit Partners U.S. CLO Management (Holdings) Limited, CVC Credit Partners U.S. CLO Origination Corporation and CVC Credit Partners U.S. CLO Holdings, LLC. CVC Credit Partners U.S. CLO Holdings, LLC is owned by CVC Credit US.  Each of CVC Credit Partners U.S. CLO Management (Holdings) Limited and CVC Credit Partners U.S. CLO Origination Corporation are wholly-owned subsidiaries of CVC Credit Partners Global CLO Management Limited, with the majority of interests held indirectly by CVC Credit Foundation.

CVC Credit CLO Management and CVC Credit US are each investment advisers registered under Section 203 of the Investment Advisers Act of 1940.  CVC Credit UK is registered under Section 203 of the Investment Advisers Act of 1940 as a relying adviser of CVC Credit US.

No investment vehicle managed by the Advisers has voting or dispositive power over more than 5% of the Reported Securities.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons 1 and 2 above is 712 5th Avenue, 42nd Floor, New York, NY 10019.

The princpal business address of Reporting Person 3 above is Brettenham House, 9 Savoy Street, London, United Kingdom WC2E 7EG.

The principal business address of Reporting Person 4 above is 22 Grenville Street, St Helier Jersey JE4 8PX.

Item 2(c).	Citizenship:

 Reporting Persons 1 and 2 are organized under the laws of Delaware, United States.

 Repoting Person 3 is organized under the laws of the United Kingdom.

 Reporting Person 4 is organized under the laws of Jersey.

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

 G9329Z100

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (U.S.C. 80a-8);
(e)	☑ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☑ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1) (ii)(J).
(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

Item 4.	Ownership.

(a)	Amount beneficially owned: 52,194

(b)	Percent of class: 6.6% based upon 785,692 shares of Common Stock outstanding as of January 9, 2024.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 52,194

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 52,194

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.	Notice of Dissolution of Group.

 Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13-d-1(k)(1) AGREEMENT

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the securities of the Issuer, and do hereby further agree that said Statement on Schedule 13G shall be filed on behalf of each of them.

Date: February 14, 2024

CVC Credit Partners, LLC

By:	/s/ Anna Spector
Name: Anna Spector
Title: Chief Compliance Officer

CVC Credit Partners U.S. CLO Management LLC

By:	/s/ Anna Spector
Name: Anna Spector
Title: Chief Compliance Officer

CVC Credit Partners Investment Management Limited

By:	/s/ Anna Spector
Name: Anna Spector
Title: Chief Compliance Officer

CVC Credit Partners Group Holding Foundation

By:	/s/ Pete Selwyn
Name: Pete Selwyn
Title: Council Member

Exhibit 1
AGREEMENT

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2024

CVC Credit Partners, LLC

By:	/s/ Anna Spector
Name: Anna Spector
Title: Chief Compliance Officer

CVC Credit Partners U.S. CLO Management LLC

By:	/s/ Anna Spector
Name: Anna Spector
Title: Chief Compliance Officer

CVC Credit Partners Investment Management Limited

By:	/s/ Anna Spector
Name: Anna Spector
Title: Chief Compliance Officer

CVC Credit Partners Group Holding Foundation

By:	/s/ Pete Selwyn
Name: Pete Selwyn
Title: Council Member